Exhibit 99.4

Launch of a €2 billion syndicated facility set
to refinance existing €2.5 billion

Paris, March 11, 2005 — Vivendi Universal (Paris Bourse: EX FP; NYSE: V) announced today, the launch of a €2 billion syndicated facility. Following the disclosure of its 2004 annual results, Vivendi Universal has taken advantage of current favorable trends on the Euroloan market to refinance its existing €2.7 billion syndicated loan put in place in February 2004, later reduced to € 2.5 billion in July of that same year.

With an initial tenure of 5 years, the syndication can be extended for a further two years before the second anniversary at the latest.

Margin reductions in the market combined with Vivendi Universal’s improving financials and rating upgrade result in more favorable pricing conditions. At current rating levels, Vivendi Universal will pay a margin of 28 bp, compared to 57 bp on the €2.5 billion facility awarded previously.

Furthermore, covenants have been revised to take into account the company’s return to investment grade status.

Vivendi Universal has mandated BNP Paribas, Citigroup Global Markets Limited, SG Corporate and Investment Banking and The Royal Bank of Scotland plc to arrange this new facility, in their role of Mandated Lead Arrangers and Bookrunners.

* * *

Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).

Important Disclaimer:

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that Vivendi Universal will not pay the expected margin rate as set forth above, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor does it have any obligation, to provide, update, or revise any forward-looking statements.

Media	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(212) 572 1118	+(1) 212.572.8961